Exhibit 99.3

Report to Shareholders

Quarter Ended September 30, 2020

Recent Highlights

Entering Q3, there were significant risks and uncertainties concerning how COVID-19 would impact planned field activities and what the Company could safely achieve without risking its employees, consultants and our Treaty and First Nation partners. Our team worked closely with Treaty and First Nations, government health organizations, suppliers and other exploration companies in each of our areas of focus to develop effective procedures for operating in the current global health crisis. These efforts successfully prevented infection of our work sites and surrounding communities.

Despite having to cut back our 2020 programs in response to the coronavirus, we were able to accomplish the following:

●	Completed geotechnical drill program along KSM’s tunnel route
●	Drilling at Iskut found additional evidence of a large gold-copper porphyry system
●	Drilling got underway at Snowstorm in Nevada
●	Exited Q3 with one of the strongest working capital positions in our 21-year history

In September, the gold price traded above US$2000 per ounce, eclipsing the 2011 previous high of $1920. A remarkable performance since gold traded at a recent low of $1477 during the COVID-induced collapse in March. During that same time period, as the gold price rose about 35%, Seabridge’s share price increased by more than 250%, once again delivering on our corporate objective of providing superior leverage to the gold price compared to other gold equities. As explained in this report, we believe that gold will continue its trend higher due to our expectation of the future path of the US dollar and real yields (see below).

KSM geotechnical drill program completed on Mitchell Treaty Tunnels (“MTT”) route

The planned geotechnical drilling has been completed along the proposed route of the MTT, a key infrastructure component of KSM.

The MTT is designed to connect the mine and mill, enabling the efficient transfer of ore to the mill from the mine site and the supply of electricity and transportation of fuel and other consumables in the opposite direction to the mine. The location of the mill and tailings management facility at some distance from the mines reflects the need for a site with suitable geotechnical characteristics where responsible tailings management can occur. Tunnels are more cost effective and less environmentally impactful than overland transport for the approved multi-decade mine life.

Approximately 3,170 meters were drilled this year in 7 holes. Data is now being collected and analyzed to obtain information on the condition of the rocks through which the tunnels will be driven. This data will help in the selection of the best excavation technology for tunnel construction. Instrumentation was also installed for ongoing data collection that will further assist tunnel design. Based on final results, a follow-up program will be initiated in 2021.

Evidence continues to build for a large copper-gold porphyry system under the Quartz Rise lithocap

This year’s core drilling at its 100%-owned Iskut project in Northwestern British Columbia found indications of higher grade copper mineralization (0.62% copper over 31.8 meters) and many of the earmarks of a large porphyry system which we believe may lie below the drilling completed to date.

The 2020 program was designed to test geophysical anomalies below the Quartz Rise Lithocap that is host to a diatreme pipe containing gold-copper mineralized vein fragments. In this year’s program, approximately 9,000 meters of core drilling was completed in 11 holes with results consistent with the alteration halo from a large porphyry system. Mineralized intervals of up to 158 meters grading 0.16 g/T gold and 0.16% copper were intersected, indicating that drilling to date is in the outer portions of a gold-copper porphyry. The next step is to vector to the heart of that system which may still exist at some depth below that reached so far. Analysis of the intrusive rocks, trace element geochemistry, alteration mineralogy, structural and deformation settings is being undertaken to refine targets.

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Seabridge’s exploration team remains confident that a productive mineral system has been identified at Iskut. We think we are into the periphery of a large system which accounts for the size and intensity of the geophysical and chemical anomalies we have identified. Results from this year’s work will help to refine drill targets for next year.

The Iskut gold-copper target has been developed over the past three years by making intensive use of geophysical tools, surface mapping and sampling and preliminary drilling. Elevated surface gold and copper concentrations situated within a large, intense, induced polarization anomaly found in close association with magnetic anomalies helped to define this target below and west of the well-developed Quartz Rise Lithocap.

Key features from this year’s program suggest drilling to date is in the upper part of the system. A narrow intrusion associated with the diatreme was found to have a central core of potassic alteration encircled by intense phyllic alteration of the wall rock. Surrounding this feature in volcanic and sedimentary wall rock is chlorite-rich alteration with localized pyrrhotite-chalcopyrite skarn intervals. Numerous intrusions plunging steeply within the extensive hydrothermal system shows vertical zonation from the lithocap setting into the upper levels of a porphyry system.

2020 drilling at Snowstorm to follow-up on confirmed host stratigraphy and new structures

Our 2nd drill program is now underway at our 100%-owned Snowstorm Project in Northern Nevada. Previous work has determined that the project, located 6 kilometers north of Twin Creeks and 15 kilometers northwest of Turquoise Ridge, has the permissive stratigraphic host rocks and structures found at these two successful gold mines. An initial four drill hole program, anticipated to be about 5,700 meters, will evaluate several newly defined structural features in the favorable Ordovician carbonate stratigraphy.

Snowstorm was acquired because we thought it was an excellent opportunity for the discovery of a Getchell-style high grade gold deposit. These occurrences are challenging to find because the targets are hidden under younger volcanic cover. Last year we confirmed that Snowstorm has the right stratigraphy and a continuation of the Getchell structural setting. This year we are following the permissive stratigraphy into areas where it is intersected by structures which we think may have transported gold-bearing solutions.

The Gold Market

Please note that the following information expresses the views and opinions of Seabridge Gold management and it is not intended as investment advice. Seabridge Gold is not licensed as an investment advisor.

The gold market entered a period of increased volatility during the third quarter, usually a positive indicator for the metal. A growing number of investors and analysts recommended the accumulation of gold as it began to move out of the shadows and into the spotlight. Global ETFs have now been net purchasers for 11 months in a row and central banks have also been net purchasers every month of this year except October when two nations liquidated some of their holdings to meet dollar requirements resulting from the COVID-induced economic crisis.

We see a further move higher in gold in the near term as the election log jam begins to clear. The election process curtailed new fiscal stimulus since July when direct transfers to individuals exhausted their Congressional approvals. This pause in fiscal stimulus, which took government transfer payments to an astonishing 25% of household income, coincided with a pause in gold’s upward momentum. However, it is very clear that further stimulus is favored on both sides of the House and even a Republican Senate, if there proves to be one, will not prevent trillions more of fiscal stimulus.

The two main drivers of the gold price are the dollar and real yields. We expect both drivers to be positive in the coming year.

First, the dollar: The Fed will be forced to fund whatever expenditures the Congress approves. Foreign holdings are at 10-year lows as the largest sovereign purchasers became net sellers this year. We therefore expect Fed debt monetization to accelerate in the next few months with a negative impact on the dollar. It was a $3 Trillion expansion of the Fed balance sheet in March and April which, not coincidentally, equaled a sudden increase in the US deficit to $3 Trillion, that unleashed gold from its March low. Debt monetization is a formula for dollar weakness.

As for yields, the market narrative now favors a reflation trade due to the apparent success of the US Operation Warp Speed vaccine initiative. This has provoked the sale of Treasuries as hot money has moved back into stocks, driving up yields. We expect the Fed response to be aggressive: higher yields cannot be allowed to dampen the economic recovery. In our view, the Fed is very likely to cap yields, a policy that can only be implemented by more QE. Capping yields in unison with a reflation narrative means increased inflation expectations and lower real yields…the magic formula for higher gold prices. If yields cannot rise to attract and hold private capital, the Fed must buy more debt and the dollar must fall.

Remember that today’s QE is not the QE post Great Recession which corralled the new money in the financial system, resulting in a muted response in terms of money supply growth and inflation. Today’s QE is being mainlined into the real economy by way of direct transfer payments to individuals and business, forgivable loans and bailouts. Money supply is expanding at a blistering pace. The die has been cast and there is no turning back. Going forward, gold is the best protection for private wealth and there is not nearly enough of it to serve this purpose at current prices.

In a reflation scenario, inflation expectations rise significantly from low levels. With the rise in nominal yields capped by central bank QE, real yields fall. The relationship between real yields and gold is virtually perfect in recent years.

The growth in MZM money supply...the money available for immediate expenditure...has slowed(!) to 27.5% year over year, down from 30% two months ago, an unprecedented pace of money creation which is temporarily keeping the economy afloat.

If gold continues its upward trend, we believe that Seabridge shares will continue to provide exceptional leverage, outpacing the gold price and other gold equities.

Financial Results

During the three-month period ended September 30, 2020 Seabridge posted a profit of $5.0 million ($0.07 per share) compared to a loss of $2.5 million ($0.04 per share) for the same period last year. During the 3rd quarter, Seabridge invested $12.0 million in mineral interests, compared to $10.8 million during the same period last year. At September 30, 2020, net working capital was $39.9 million compared to $18.0 million at December 31, 2019.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

November 11, 2020